

06008721

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AB 5/24

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ANNUAL AUDITED REPORT
FORM X-17A-5 A
PART III

SEC FILE NUMBER
8- 48453

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/05__ AND ENDING __12/31/05__

                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Cybus Capital Markets, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 Walnut Street, Suite 500

                                    (No. and Street)

Des Moines   **IA**   **50309**

       (City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

RECEIVED MAY 2 3 2006 185

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Julie LaFollette   **515-471-4662**

                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Denman & Company, LLP

                              (Name – *if individual, state last, first, middle name*)

1601 22nd Street, Suite 400   **West Des Moines**   **IA**   **50266**

     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 2 6 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, __James W. Eiler_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Cybus Capital Markets, LLC_____ , as

of __December 31_____ , 20__05__ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

Managing Partner
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~XXXXXXXXXXXXXXXXXXXXXXX~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cybus Capital Markets, LLC
Des Moines, Iowa

FINANCIAL REPORT

December 31, 2005



CONTENTS



DENMAN
   & Company, LLP

Certified Public Accountants and Business Consultants

INDEPENDENT AUDITOR'S REPORT

To the Members
Cybus Capital Markets, LLC
Des Moines, Iowa

We have audited the accompanying statement of financial condition of Cybus Capital Markets, LLC as of December 31, 2005, and the related statements of income, members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cybus Capital Markets, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

See Note 10 regarding the restatement of the statements of financial condition and members' equity.

Denman & Company, LLP

DENMAN & COMPANY, LLP

West Des Moines, Iowa
January 13, 2006

Cybus Capital Markets, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2005
(As restated)

ASSETS

CURRENT ASSETS
Cash	$ 311,088
Accounts receivable	530,955
Interest receivable	2,402
Prepaid expenses	7,269
Total current assets	851,714

PROPERTY AND EQUIPMENT
	175,719
Less accumulated depreciation	131,605
Total property and equipment	44,114

INVESTMENT IN CYBUS CAPITAL MANAGEMENT, INC.

	481

Total	$ 896,309

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued expenses	$ 5,467
Payable to affiliated company	50,115
Obligation to terminated member, current	250,530
Total current liabilities	306,112

OBLIGATION TO TERMINATED MEMBER, less current

	134,752

MEMBERS' EQUITY

	455,445

Total	$ 896,309

See Notes to Financial Statements.

Cybus Capital Markets, LLC
STATEMENT OF INCOME
Year ended December 31, 2005

REVENUES

Investment banking fees	$1,486,283
Management fees	26,500
Other	24,439
Total revenues	1,537,222

OPERATING EXPENSES

Salaries and related costs, net	757,879
Contract labor	104,137
Occupancy	171,864
Travel	66,887
Marketing and promotion	20,885
Dues and subscriptions	30,156
Printing and shipping	5,383
Computer expenses	22,471
Administration	62,255
Education	4,080
Depreciation	14,094
Interest	710
Total operating expenses	1,260,801

Income before equity in (loss) of Cybus Capital Management, Inc.	276,421
Equity in (loss) of Cybus Capital Management, Inc.	(6,726)
Net income	$ 269,695

See Notes to Financial Statements.

Cybus Capital Markets, LLC
STATEMENT OF MEMBERS' EQUITY
Year ended December 31, 2005
(As restated)

BALANCE, January 1, 2005	$ 354,037
Payments received on members' notes receivable	40,500
Obligation to terminated member	(208,787)
Net income	269,695
BALANCE, December 31, 2005	$ 455,445

See Notes to Financial Statements.

Cybus Capital Markets, LLC
STATEMENT OF CASH FLOWS
Year ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$ 269,695
Adjustments to reconcile net income to net cash	
(used in) operating activities	
Depreciation	14,094
Changes in assets and liabilities	
(Increase) in accounts receivable	(427,253)
(Increase) in interest receivable	(2,402)
Decrease in prepaid expenses	1,896
(Decrease) in accounts payable and accrued expenses	(7,375)
Equity in loss of Cybus Capital Management, Inc.	6,726
Net cash (used in) operating activities	(144,619)

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of property and equipment	(4,673)
Decrease in receivable from affiliated company	89,255
Net cash provided by investing activities	84,582

CASH FLOWS FROM FINANCING ACTIVITIES

Payments received on members' notes receivable	40,500
Increase in payable to affiliated company	50,115
Capital refunded to terminated members, net	(5,503)
Net cash provided by financing activities	85,112

NET INCREASE IN CASH	25,075

CASH

Beginning	286,013
Ending	$ 311,088

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash payment for interest	$ 710

See Notes to Financial Statements.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company, an Iowa limited liability company, provides investment banking services including mergers, acquisitions and accessing additional capital for middle market companies located throughout the United States. During 2005, 60% of revenues were earned under contingent fee arrangements. The Company is located in Des Moines, Iowa, and has regional offices in Sacramento, California, and Denver, Colorado. The Company is a broker licensed by the National Association of Security Dealers (NASD) and is a Securities Investor Protection Corporation (SIPC) member.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using straight-line and accelerated methods over the estimated useful lives of the assets.

Advertising

Advertising costs are expensed as incurred.

Income Taxes

The Company is treated as a disregarded entity for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. The members are taxed individually on their share of the Company's earnings. The Company's net income or loss is allocated to the members in accordance with the operating agreement of the Company.

Investment in Cybus Capital Management, Inc.

The Company has a 100% owned subsidiary, Cybus Capital Management, Inc., and reports this investment using the equity method of accounting.

Exemption from Customer Protection Rule

Cybus Capital Markets, LLC operates under an exemption from customer protection rule 15(c)3-3 using K2(i) as the exemption.

Accounts Receivable

Accounts receivable are from various clients for services and expense reimbursements. All amounts are considered fully collectible; accordingly, no allowance for doubtful accounts has been made.

Cybus Capital Markets, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 2 PROPERTY AND EQUIPMENT

A summary of property and equipment and related accumulated depreciation follows:

| | December 31, 2005 | |
	Cost	Accumulated depreciation
Leasehold improvements	$ 1,348	$ 1,348
Computers and equipment	152,598	108,484
Furniture	21,773	21,773
Totals	$ 175,719	$ 131,605

NOTE 3 INVESTMENT IN CYBUS CAPITAL MANAGEMENT, INC.

Summary financial information of Cybus Capital Management, Inc. as of December 31, 2005 is as follows:

ASSETS
Cash $ 481

LIABILITIES AND STOCKHOLDER'S EQUITY
Retained earnings $ 481

NOTE 4 OBLIGATION TO TERMINATED MEMBER

As of December 31, 2005, a former member is owed payments associated with a member termination which occurred during 2004, under terms of the Company's Operating Agreement. The obligation related to this termination totaled $385,282, as of December 31, 2005. Required payments on this obligation total $250,530 and $134,752 during the years ended 2006 and 2007, respectively.

NOTE 5 NOTES RECEIVABLE, MEMBERS

The Company has outstanding notes receivable to two members at December 31, 2005. The principal amounts of these notes total $81,474, all of which are outstanding as of December 31, 2005 and are due, with accrued interest at 6.5%, on December 31, 2006. The notes are secured by the respective members' ownership interest in Cybus Capital Markets, LLC, and as such, are reflected as a reduction of members' equity on the financial statements.

NOTE 6 CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances in one financial institution. As of December 31, 2005, the Company had a cash balance in excess of Federal Deposit Insurance Corporation (FDIC) limits of $209,072.

NOTE 7 RELATED PARTY TRANSACTIONS

During the year ended December 31, 2005, Cybus Capital Advisors, LLC, a company owned by the members of the Company, paid Cybus Capital Markets, LLC, $25,000 for management services. As of December 31, 2005, the Company owed Cybus Capital Advisors, LLC, $50,115 for cash expenditures made on the Company's behalf.

The Company paid a member $46,950, for consulting services, during the year ended December 31, 2005.

NOTE 8 PENSION PLAN

The Company has a 401(k) defined contribution plan covering employees that meet plan eligibility requirements. The Company makes matching contributions based upon a percentage of employee contributions. During the year ended December 31, 2005, the Company made matching contributions of $22,101.

NOTE 9 LEASE COMMITMENTS

The Company is obligated under two lease agreements for office space located in Des Moines, Iowa, and Sacramento, California, through August 2007. Rent expense for 2005 totaled $119,344. The minimum future rental under these lease agreements total $88,968 and $48,608 for the years ending December 31, 2006 and 2007, respectively.

NOTE 10 RESTATEMENT

The statement of financial condition and statement of members' equity have been restated to adjust for an additional obligation to a terminated member. Originally the obligation was reported on the statement of financial condition as $151,145 current and $81,296 non-current. As a result of the restatement, the obligation is now reported as $250,530 current and $134,752 non-current. On the statement of members' equity the obligation to terminated member was originally reported as ($55,946). As a result of the restatement, the obligation to terminated member is reported as ($208,787).

The restatements had no effect on the statements of income or cash flows.



DENMAN
& Company, LLP
Certified Public Accountants and Business Consultants

INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTARY INFORMATION

To the Members
Cybus Capital Markets, LLC
Des Moines, Iowa

Our report on our audit of the basic financial statements of Cybus Capital Markets, LLC for December 31, 2005 appears on page 3. We conducted our audit in accordance with auditing standards generally accepted in the United States of America for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Denman & Company, LLP

DENMAN & COMPANY, LLP

West Des Moines, Iowa
January 13, 2006

Cybus Capital Markets, LLC
COMPUTATION OF NET CAPITAL
December 31, 2005

MEMBERS' EQUITY, per unaudited Part IIA filing, December 31, 2005	$ 745,706
Adjustment for notes receivable, members	(81,474)
Adjustments for assets not readily converted to cash	
Accounts receivable	(530,955)
Interest receivable	(2,402)
Prepaid expenses	(7,269)
Furniture and equipment, net	(44,114)
Investment in Cybus Capital Management, Inc.	(481)
NET CAPITAL, per unaudited Part IIA Filing, December 31, 2005	79,011
Adjustment for an obligation to a terminated member	
based upon a formal settlement, dated January 31, 2006, of a	
claim existing at December 31, 2005	(55,946)
NET CAPITAL, December 31, 2005, before restatement	23,065
Adjustment for a restated obligation to a terminated member	
based upon a formal settlement, dated January 31, 2006, of a	
claim existing at December 31, 2005	(152,841)
NET CAPITAL, December 31, 2005	$ (129,776)



DENMAN
& Company, LLP

Certified Public Accountants and Business Consultants

**REPORT ON INTERNAL CONTROL REQUIRED
BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING
AN EXEMPTION FROM SEC RULE 15c3-3**

To the Members
Cybus Capital Markets, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Cybus Capital Markets, LLC (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons

2.   Recordation of differences required by rule 17a-13

3.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives, except for the material difference existing between the net capital balance reported on the Computation of Net Capital and the net capital shown on the Company's unaudited Part IIA filing which was the result of an additional obligation being recorded on the Company's financials due to a formal settlement with a terminated member on January 31, 2006 of a claim existing at December 31, 2005.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, *National Association of Securities Dealers* and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Denman & Company, LLP

DENMAN & COMPANY, LLP

West Des Moines, Iowa
January 13, 2006